SECURITIES AND EXCHANGES COMMISSION
                Washington, D.C.  20549

                       FORM 11-K
         -------------------------------------

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1992

                                   OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to ____________

Commission file number:  1-6075

     A. Full title of the plan and the address of the plan if different from that of the issuer named below:

         USPCI, INC. SAVINGS PLAN
         c/o USPCI, Inc.
         One Commerce Green
         515 West Greens Road, Suite 500
         Houston, TX  77067


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         UNION PACIFIC CORPORATION
         Martin Tower
         Eighth and Eaton Avenues
         Bethlehem, PA  18018

Financial Statements and Exhibits

         (a)  Financial Statements

              See Table of Contents on Page F-1

         (b)  Exhibits

              23  -  Independent Auditors' Consent.

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                               USPCI, INC. SAVINGS PLAN


                               By:/s/Ursula F. Fairbairn
                                  Ursula F. Fairbairn
                                  As Trustee for the USPCI, Inc.
                                    Savings Plan

Dated:  February 15, 1994

                       USPCI, INC. SAVINGS PLAN

                           TABLE OF CONTENTS

                                                                 Page
                                                                ------
INDEPENDENT AUDITORS' REPORT                                      F-2

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1992 AND 1991 AND
 FOR THE YEARS THEN ENDED:
 Statements of Net Assets Available for Benefits                  F-3
 Statements of Changes in Net Assets Available for Benefits       F-4
 Notes to Financial Statements                                    F-5

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1992 AND
 FOR THE YEAR THEN ENDED:
 Assets Held for Investment                                       F-8
 Five Percent Reportable Transactions                             F-9

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of the
   USPCI, Inc. Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the USPCI, Inc. Savings Plan, successor to the Profit Sharing Plan for Employees of USPCI Group, (the "Plan") as of December 31, 1992 and 1991, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our report dated August 4, 1993, we disclaimed opinions on the 1992 and 1991 financial statements and supplemental schedules because we did not perform any auditing procedures with respect to investment information certified by the trustee of the Plan. Such auditing procedures have been subsequently performed. Accordingly, our present opinions on the 1992 and 1991 financial statements and supplemental schedules, as expressed herein, are different from our prior reports on the 1992 and 1991 financial statements and supplemental schedules.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1992 and 1991, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1992 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1992 financial statements taken as a whole.


/s/DELOITTE & TOUCHE

February 7, 1994

USPCI, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1992 AND 1991



                                                       1992        1991
ASSETS:
  Investments (Note 3)                             $ 9,812,697   $7,012,715
  Contributions receivable (Note 1):
     Employer                                                        47,484
     Employee                                          193,217      171,151
  Loans                                                512,135      366,418
                                                   -----------   ----------
          Total assets                              10,518,049    7,597,768

LIABILITIES - Vested benefits due to withdrawn
  participants (Note 1)                                              39,458
                                                   -----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS                  $10,518,049   $7,558,310
                                                   ===========   ==========


See notes to financial statements.

USPCI, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1991

                                                     1992               1991
ADDITIONS:
    Investment income:
    Interest and dividend income                 $   502,824         $  674,278
    Net appreciation in fair value
       of investments (Notes 2 and 3)                203,647            184,556
                                                 -----------         ----------
    Total                                            706,471            858,834
                                                 -----------         ----------
    Employer contribution (Note 1)                   384,145            643,983
    Employee contributions                         2,392,656          2,232,547
    Rollover contributions                           262,772
    Interest on loans                                 38,596             11,640
                                                 -----------         ----------
    Total additions                                3,784,640          3,747,004
                                                 -----------         ----------

DEDUCTIONS - Benefit payments (Note 1)               824,901            589,014
                                                 -----------         ----------

INCREASE IN NET ASSETS AVAILABLE
FOR BENEFITS                                       2,959,739          3,157,990

NET ASSETS, JANUARY 1                              7,558,310          4,400,320
                                                 -----------         ----------

NET ASSETS, DECEMBER 31                          $10,518,049         $7,558,310
                                                 ===========         ==========

See notes to financial statements.

USPCI, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1992 AND 1991


1. PLAN DESCRIPTION

      General - The USPCI, Inc. Savings Plan (the "Plan"), sponsored by USPCI, Inc., and participating subsidiaries (the "Company"), was established January 1, 1991. The Plan amended and restated the Profit Sharing Plan for Employees of USPCI Group (the "Predecessor Plan"), which was established January 1, 1987. The Plan is a defined contribution plan. All employees of the Company, other than temporary employees, are eligible plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Contributions - Eligible participants may contribute up to 13 percent of their salary through payroll deductions before taxes. The Company may match up to 3 percent of an employee's salary that is contributed. The Company's contributions to the Plan for 1992 and 1991 were $384,145 and $643,983, respectively.

      Participant Accounts - A separate account is maintained for each participant by Vanguard Fiduciary Trust Company (the "Trustee"). The account balances for participants are adjusted on each valuation date as follows:

      . Participant accounts are reduced by any payments made from the accounts since the preceding valuation date.

      . Participant accounts are increased or reduced by the participant's allocable share of the net amount of income, gains and losses, and expenses of such applicable investment fund since the preceding valuation date.

      . Participant accounts are credited for any contributions made since the preceding valuation date.

      Vesting - Participants are fully vested in their plan account balances attributable to their own contributions. Vesting in the account balance attributable to Company contributions follows a sliding scale according to which participants are vested in their accumulated plan benefits
      33 1/3% after three years of service; 66 2/3% after four years of service; and 100% after five years of service. Upon termination, nonvested portions of participant account balances are forfeited. The amounts forfeited by terminated participants reduce employer contributions. Forfeitures applied in 1992 and 1991 were approximately $190,700 and $95,600, respectively.

      Payment of Benefits - Upon retirement at the age of 65, death or disability (if earlier), or termination of employment (in the case of vested benefits), the balance in the separate account will be paid to the participant or his beneficiaries in a single-sum distribution. Benefits payable to withdrawn participants at December 31, 1992 are $13,566 and are included in net assets available for benefits.

      Termination - While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate account.

      Administration - The Plan is administered by a committee (the "Plan Administrator") appointed by the Company.

      Loans - Participants may borrow the lesser of (i) $50,000 or (ii) 50% of the vested account balance. Loans bear interest at a rate determined by the Plan Administrator and may be repaid over a period of up to five years. No loans are made for less than $1,000. The loans are secured by the pledge of one-half of the participant's entire account balance.

2. ACCOUNTING POLICIES

      Determination of Tax Qualification - No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service has determined and informed the Company by letter dated March 1, 1989 that the Predecessor Plan is qualified and the trust fund established under this plan is tax-exempt, under the appropriate sections of the Internal Revenue Code of 1986, as amended (the "Code"). The Plan has been amended and restated since receiving the determination letter. However, the Company and the Plan Administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates. As a result, the Company's contributions to the trust are not currently taxable when made, and income from any source is not taxable when realized by the trust.

      Investment Valuation - Values for securities are based on the quoted net asset value (redemption value) of the respective investment company at plan period end. Collective investment funds are valued at their contract values, which approximate fair value.

3. INVESTMENTS

      The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                            December 31,
                                                        1992            1991
       Investments at fair value as determined by
         quoted net asset value:
       Shares of registered investment companies:
       Wellington Fund                               $3,037,509      $2,122,272
       VMMR - Prime Portfolio                           151,165          62,230
       Windsor II                                     2,888,022       1,832,107
       Common/collective trust-investment
         contract trust                               3,736,001       2,996,106
                                                     ----------      ----------

       Total investments at fair value               $9,812,697      $7,012,715
                                                     ==========      ==========


4.     RELATED PARTY TRANSACTIONS

       During the years ended December 31, 1992 and 1991, the Plan purchased and sold shares and units of registered investment companies and common/ collective trust funds managed by the Trustee as shown below.

                                        1992                      1991
                             ------------------------- -------------------------
                                           Sales, at                 Sales, at
                              Purchases  Current Value  Purchases  Current Value
   Wellington Fund           $1,311,667    $ 446,751   $2,248,084    $236,899
   VMMR-Prime Portfolio         279,662      190,727      157,829      95,599
   Windsor II                 1,268,547      365,957    2,088,221     299,082
   Investment Contract Trust  1,516,643      776,748    3,670,253     674,144


5.     SUBSEQUENT EVENT

       Effective January 1, 1994, the Plan was amended to include Union Pacific Corporation's $2.50 par value Common Stock as an investment alternative. The Company's matching contributions were also increased to equal 50% of an employee's contributions up to 5% of compensation.

USPCI, INC. SAVINGS PLAN

Item 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT,
DECEMBER 31, 1992

                                                Number of
   Identity of               Description of      Units of               Current
 Issuing Institution           Investment       Par Value    Cost       Value
- --------------------     --------------------  ---------- ---------   ----------
INVESTMENTS:
 Wellington Fund*        Shares of Registered
                          Investment Company     158,534  $2,898,179  $3,037,509

 VMMR - Prime Portfolio* Shares of Registered
                          Investment Company     151,165     151,165     151,165

 Windsor II*             Shares of Registered
                          Investment Company     181,522   2,711,559   2,888,022

 Investment Contract     Common/Collective
  Trust*                  Trust                3,736,001   3,736,001   3,736,001
                                                          ----------  ----------

TOTAL INVESTMENTS                                         $9,496,904  $9,812,697
                                                          ==========  ==========

LOANS                   Maturing over 1 to 4 years
                         with interest rates ranging
                         from 8% to 10.5%                 $  512,135  $  512,135
                                                          ==========  ==========



* Party-in-interest

USPCI, INC. SAVINGS PLAN

Item 27d - SUPPLEMENTAL SCHEDULE OF FIVE PERCENT
REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1992
                                                                          Current Value
                                                               Cost of    of Asset on
   Identity of       Description of    Purchase     Selling    Asset      Transaction
   Party Involved    Assets            Price        Price      Sold       Date          Gain
  ----------------   ----------------  ----------   --------   --------   ----------   ------

Vanguard Fiduciary   Wellington Fund:
  Trust Company*      Purchases (41)   $1,311,667                         $1,311,667
                      Sales (106)                   $446,751   $428,282      446,751   $18,469

                     VMMR - Prime
                     Portfolio:
                      Purchases (85)      279,662                            279,662
                      Sales (5)                      190,727    190,727      190,727

                     Windsor II:
                      Purchases (47)    1,268,547                          1,268,547
                      Sales (101)                    365,957    347,927      365,957    18,030

                    Investment Contract
                     Trust:
                    Purchases (113)     1,516,643                          1,516,643
                    Sales (123)                      776,748    776,748      776,748




* Party-in-interest